UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

FORM 11-K

[X] ANNUAL REPORT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended: December 31, 2024

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission File Number: 1-12709

TOMPKINS RETIREMENT SAVINGS PLAN

(Full title of Plan)

TOMPKINS FINANCIAL CORPORATION
(Name of issuer of the securities held pursuant to the Plan)

118 E. Seneca Street, P.O. Box 460,
Ithaca, New York 14851
(888) 503-5753
(Address of principal executive offices)

CONTENTS

AUDITED FINANCIAL STATEMENTS	PAGE

Report of Independent Registered Public Accounting Firm	3-4

Statements of Net Assets Available for Benefits	5

Statements of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7-12

SUPPLEMENTAL SCHEDULE

Form 5500 - Schedule H - Part IV:

Item 4i - Schedule of Assets Held for Investment Purposes at End of Year - December 31, 2024	14-15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Tompkins Retirement Savings Plan
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Tompkins Retirement Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets Held for Investment Purposes at End of Year – December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2006.

Elmira, New York
June 26, 2025

TOMPKINS RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2024	2023
ASSETS
Investments, at fair value:
Tompkins Financial Corporation common stock	$9,202,840	$9,280,852
Collective investment trusts	5,649,325	5,546,780
Mutual funds	199,169,466	185,042,170
TOTAL INVESTMENTS	214,021,631	199,869,802

Receivables:
Notes receivable from participants	2,740,751	2,612,614
Participant contributions	—	234,676
Employer contributions	3,945,459	4,369,081
TOTAL RECEIVABLES	6,686,210	7,216,371

NET ASSETS AVAILABLE
FOR BENEFITS	$220,707,841	$207,086,173

The accompanying notes are an integral part of the financial statements.

TOMPKINS RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2024	2023
ADDITIONS
Additions to net assets attributed to:
Investment income:
Interest and dividends	$4,223,089	$4,146,899
Net appreciation in fair value of investments	20,420,233	19,563,734
	24,643,322	23,710,633

Interest income on notes receivable from participants	199,490	148,543

Contributions:
Employer	7,319,703	7,458,450
Participant	7,755,196	8,119,597
Rollover	2,244,887	1,642,912
	17,319,786	17,220,959
TOTAL ADDITIONS	42,162,598	41,080,135
DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	28,529,915	20,827,518
Administrative expenses	211,099	173,253
TOTAL DEDUCTIONS	28,741,014	21,000,771

NET INCREASE	13,421,584	20,079,364
Net assets available for benefits
at beginning of year	207,086,173	186,857,720

Transfer from Tompkins Financial Corporation
Employee Stock Ownership Plan	200,084	149,089
NET ASSETS AVAILABLE FOR BENEFITS
AT END OF YEAR	$220,707,841	$207,086,173

The accompanying notes are an integral part of the financial statements.

TOMPKINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

NOTE A: DESCRIPTION OF PLAN

The following description of the Tompkins Retirement Savings Plan formerly known as Tompkins Financial Corporation Investment and Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering eligible employees who have met certain age and service requirements. The Plan is administered by the Retirement Plans Management Committee (“RPMC”) and Compensation Committee appointed by Tompkins Financial Corporation’s Board of Directors, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). All investments of the Plan are participant directed.

Principal Trust Company (Principal) is the trustee and custodian of the Plan. Principal Life Insurance Company is the recordkeeper for the Plan.

Eligibility
All employees are eligible to begin voluntary contributions, with Full and Part-time employees eligible to receive matching and additional employer contributions on the first day of the month immediately following or coinciding with attaining the age of twenty-one. Full and Part-time employees hired prior to July 1, 2023 are eligible for discretionary contributions on the first day of the month immediately following or coinciding with completing one year of credited service and attaining the age of twenty-one.

Vesting
A participant is immediately vested in all elective contributions, certain discretionary contributions, and earnings thereon. A participant is 100% vested in the matching, additional employer contributions, and discretionary contributions after three years of service.

Contributions
Participants may contribute their entire eligible compensation, as defined, subject to certain Internal Revenue Service limitations. Participants who have attained age 50 before end of year are eligible to make catch-up contributions. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. The Plan includes an auto-enrollment provision whereby all new eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated Target-Date fund until changed by the participant. The pre-tax contribution of an employee who is contributing less than 10% of eligible compensation, will automatically increase annually by 1% increments up to a maximum of 10% of eligible compensation, provided the employee has not elected to opt-out of the automatic increase feature. Effective January 1, 2024, the Plan sponsor matching contributions are equal to 100% of the first 2% of elective deferral as well as an additional contribution equal to 2% of eligible compensation. Prior to January 1, 2024, the plan sponsor matching contributions were equal to 100% of the first 3% of elective deferral and 50% of the next 2% of elective deferral.

TOMPKINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023
NOTE A: DESCRIPTION OF PLAN, Cont’d

Contributions, Cont’d
The Plan sponsor contributes discretionary amounts, which range from 3% to 7% of eligible compensation for nine separate employee classifications based on age and years of service. Eligible employees will also receive an increase to their nonelective contribution based on a factor determined by age and years of service as of August 1, 2015.

Notes receivable from participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, but no more than 50% of the participant’s vested account balance. The loans are secured by the balance of the participant’s account and bear interest at the bank prime rate plus 1% as declared quarterly. Principal and interest is paid through payroll deductions over a term of one to five years, except loans used to purchase a participant’s principal residence which may exceed five years.

Diversification and transfers
Under the Tompkins Financial Corporation Employee Stock Ownership Plan document, participants meeting certain age and service requirements may elect to diversify the eligible portion of the Company stock held in their account. The funds elected to be diversified are transferred to the Plan and invested into funds as chosen by the participant. During 2024 and 2023, participants transferred $200,084 and $149,089, respectively.

Participants’ accounts
Each participant’s account is credited with the participant’s contributions and Company matching and nonelective contributions as well as allocations of the Company’s discretionary contributions and plan earnings. Allocations of company contributions are based upon the participant’s compensation and the allocations of Plan earnings are based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of benefits
The Plan provides for normal retirement benefits upon reaching the age of 65 and has provisions for early retirement, disability, death, hardship, in-service and termination benefits for those participants who are eligible to receive such benefits. A participant may receive the value of the vested interest in his or her account as a lump-sum distribution or in installments.

Forfeited accounts
Forfeitures of terminated participants’ non-vested accounts are used to reduce employer contributions or to pay Plan expenses. There were approximately $6,500 in forfeitures used to reduce administrative expenses in 2024. Forfeitures used to reduce employer contributions were approximately $136,600 and $124,000 in 2024 and 2023, respectively. Forfeited non-vested accounts to be utilized in future years as of December 31, 2024 amounted to approximately $236,000.

TOMPKINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023
NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year, in addition to capital gain distributions.

Notes receivable from participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Administrative expenses
The Plan’s expenses are paid either by the Plan, participants, or the Company, as provided by the Plan document. Expenses that are paid directly by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statements of changes in net assets available for benefits. In addition, certain investment related expenses are included in net appreciation or depreciation of fair value of investments presented in the accompanying statements of changes in net assets available for benefits.

Use of estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Payment of benefits
Benefits are recorded when paid.

Subsequent events
The Plan has evaluated subsequent events and determined no subsequent events have occurred requiring adjustments to the financial statements or disclosures.

TOMPKINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023
NOTE C: FAIR VALUE MEASUREMENTS

Accounting principles generally accepted in the United States of America provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1    -    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    -    Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    -    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Tompkins Financial Corporation common stock
Tompkins Financial Corporation common stock is valued at the closing price as listed on the New York Stock Exchange.

Mutual funds
Valued at the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

TOMPKINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023
NOTE C: FAIR VALUE MEASUREMENTS, Cont’d

Collective investment trusts
Valued at NAV based on the underlying assets of the trust. The NAV is used as a practical expedient to estimate fair value and is obtained from information provided by the investment advisor using the audited financial statements of the collective investment trusts at year end.

The preceding methods as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by Level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2024 and 2023:

	Level 1	Total
December 31, 2024
Tompkins Financial Corporation common stock	$9,202,840	$9,202,840
Collective investment trusts at NAV(1)	—	5,649,325
Mutual funds	199,169,466	199,169,466
Total investments, at fair value	$208,372,306	$214,021,631

December 31, 2023
Tompkins Financial Corporation common stock	$9,280,852	$9,280,852
Collective investment trusts at NAV(1)	—	5,546,780
Mutual funds	185,042,170	185,042,170
Total investments, at fair value	$194,323,022	$199,869,802

(1)Certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

NOTE D: TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated June 30, 2020, that the non-standardized prototype plan under which the Plan was adopted is designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of IRC.

TOMPKINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

NOTE D: TAX STATUS, Cont'd

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE E: PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the Plan document.

NOTE F: TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are managed by Principal, and related entities and, therefore, transactions involving these investments qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions as defined by ERISA.

The Plan invests in Tompkins Financial Corporation common stock which represents approximately 4% of net assets available for benefits at December 31, 2024 and 2023, respectively.

NOTE G: RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

TOMPKINS RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE

TOMPKINS RETIREMENT SAVINGS PLAN
EIN: 15-0470650
PLAN #: 002

FORM 5500 - SCHEDULE H - PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR - DECEMBER 31, 2024

(a)	(b)	(c)	(e)
Party in interest	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Current Value
	American Funds Service Co.	1,952,828.3355 Units	$33,764,402
		Target Date Retirement 2030 R6
	American Funds Service Co.	1,741,825.6917 Units	33,164,361
		Target Date Retirement 2035 R6
	American Funds Service Co.	1,408,362.4444 Units	21,393,026
		Target Date Retirement 2025 R6
	American Funds Service Co.	906,100.0058 Units	18,629,416
		Target Date Retirement 2040 R6
	American Funds Service Co.	873,144.1627 Units	18,510,656
		Target Date Retirement 2045 R6
	BlackRock Advisors, LLC	357,521.8127 Units	13,399,918
		iShares Russell 1000 LC Index K
	American Funds Service Co.	499,573.0153 Units	10,441,076
		Target Date Retirement 2050 R6
	American Funds Service Co.	646,849.3470 Units	8,706,592
		Target Date Retirement 2020 R6
	JP Morgan Investment Mgmt Inc.	218,151.4165 Units	5,222,545
		Equity Income R6 Fund
	American Funds Service Co.	403,622.1935 Units	4,944,372
		Target Date Retirement 2015 R6
	Great Gray Trust Company	440,178.0007 Units	4,921,146
		Stable Value R1 Fund
	American Funds Service Co.	183,326.5168 Units	4,845,320
		Target Date Retirement 2055 R6
	Fidelity Investments	109,398.7488 Units	4,285,149
		Large Cap Gr Index Fund
	BlackRock Advisors, LLC	226,476.6406 Units	3,365,443
		iShares Russ MC Index K Fund
	BlackRock Advisors, LLC	125,281.0290 Units	3,068,132
		iShares Russell 2000 SC Index K
	JP Morgan Investment Mgmt Inc.	248,158.4447 Units	2,511,363
		Core Bond R6 Fund

(CONTINUED)

TOMPKINS RETIREMENT SAVINGS PLAN
EIN: 15-0470650
PLAN #: 002

FORM 5500 - SCHEDULE H - PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR - DECEMBER 31, 2024, Cont’d

(a)	(b)	(c)	(e)
Party in interest	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Current Value
	American Funds Service Co.	186,331.9294 Units	2,165,177
		Target Date Retirement 2010 R6
	American Funds Service Co.	109,024.3352 Units	1,954,806
		Target Date Retirement 2060 R6
	Morgan Stanley Inv. Mgmt.	66,344.2312 Units	1,592,925
		Inst Int Adv I
	John Hancock Advisors, LLC	56,110.7201 Units	1,511,623
		Disc Value Mid-Cap R6 Fund
	American Funds Service Co.	76,399.5449 Units	1,336,228
		Target Date Retirement 2065 R6
	BlackRock Advisors, LLC	144,682.8180 Units	1,287,677
		iShares US Agg Bond Index K Fund
	BlackRock Advisors, LLC	125,864.4576 Units	1,276,266
		iShares MSCI Tot Intl Idx K Fund
	Harbor Capital Advisors	26,273.1051 Units	1,117,132
		Small Cap Value Ret Fund
	Great Gray Trust Company	47,097.1529 Units	728,179
		Mid Cap Growth R1 Fund
	Baillie Gifford	35,192.3792 Units	674,638
		Baillie Gifford Emg Mkt Eq K
	American Funds Service Co.	112.3021 Units	1,223
		Target Date Retirement 2070 R6
*	Tompkins Financial Corp.	135,675.0732 Units
		Tompkins Financial	9,202,840
			214,021,631

*	Participant loans	3.25% - 9.50% maturing 2025 through 2042	2,740,751
			$216,762,382

Note:        Certain cost information in column (d) is not required to be disclosed as investments are participant directed under an individual account plan.

* Denotes party in interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TOMPKINS RETIREMENT SAVINGS PLAN

Administrator: TOMPKINS COMMUNITY BANK

Date: June 26, 2025             By: /s/ Matthew D. Tomazin
    Matthew D. Tomazin
    Executive Vice President,
    Chief Financial Officer, and Treasurer

Exhibit Number	Description	Page

23.1	Consent of Mengel, Metzger, Barr & Co. LLP